Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China 510030
Tel. 8613808821282
Fax. 86208333258

December 2, 2010


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn :Barbara C. Jacobs
Assistant Director

Re:  Kama Resources Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed June 15, 2010
File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.


We have now included current financial statements for the period ended April 30, 2010 and July 31, 2010 and an updated consent from our auditor is attached.



Sincerely,

-S-

Dayong Sun